MENDMENT

AB
7/9

09041789

ES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 65842

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADMINISTRATIVE SYSTEMS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 QUEEN ANNE AVE, STE 200
(No. and Street)

SEATTLE (City) WA (State) 98109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTI KATSEL 206 343 5633 x 161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEMASTER DANIELS
(Name – *if individual, state last, first, middle name*)

3000 NORTHUP WAY STE 200 (Address) BELLEVUE (City) WA (State) 98004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM J HILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADMINISTRATIVE SYSTEMS, INC, as of JUNE 24, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JULIE M DOWNS
Commission Expires
NOTARY
PUBLIC
03-24-2013
STATE OF WASHINGTON

Signature

Title

Notary Public 6/24/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Administrative Systems, Inc.

Financial Statements and Independent Auditors' Report

December 31, 2008

Powerful insight. Proven results.

Administrative Systems, Inc.

Contents

LeMaster Daniels PLLC
Certified Public Accountants and Advisors

Bellevue
Boise
Grandview
Moses Lake
Omak
Othello
Quincy
Spokane
Tri Cities
Walla Walla
Wenatchee
Yakima

INDEPENDENT AUDITORS' REPORT

Board of Directors
Administrative Systems, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Administrative Systems, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Administrative Systems, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 13 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been revised to include additional disclosures regarding reserve requirements (note 6) and a contingency (note 8) and for an additional supplemental schedule, computation for determination of reserve requirements.

LeMaster & Daniels PLLC

Bellevue, Washington
February 23, 2009

Statement of Financial Condition — December 31, 2008

Assets

Cash and cash equivalents		$ 1,027,858
Cash accounts for the exclusive benefit of customers		613,699
Accounts receivable		284,284
Prepaid expenses		68,903
Due from related-party		173,381
Deposits		14,777
Due from parent company		3,417,210
		$ 5,600,112

Liabilities and Stockholders' Equity

LIABILITIES:		
Accounts payable		$ 9,953
Payable to mutual fund and insurance companies		613,699
Accrued vacations		58,957
Federal income tax payable		219,409
Deferred rent		41,079
Total liabilities		943,097
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock ($1 par value, 1,000 shares authorized, issued, and outstanding)	$ 1,000	
Additional paid-in capital	555,733	
Retained earnings	4,100,282	
Total stockholders' equity		4,657,015
		$ 5,600,112

See accompanying notes to financial statements.

Administrative Systems, Inc.

Statement of Income **Year Ended December 31, 2008**

REVENUES:		
Service fees		$ 2,912,475
Commissions		31,973
Total revenues		2,944,448
EXPENSES:		
Salaries	$ 1,267,259	
Selling, general, and administrative	1,058,882	
Total expenses		2,326,141
INCOME FROM OPERATIONS		618,307
OTHER INCOME:		
Interest income		18,505
INCOME BEFORE INCOME TAXES		636,812
INCOME TAX PROVISION:		
Current expense		(219,409)
NET INCOME		$ 417,403

See accompanying notes to financial statements.

Statement of Changes in Stockholders' Equity — Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings
BALANCE, BEGINNING OF YEAR	$ 1,000	$ 555,733	$ 3,682,879
NET INCOME	-	-	417,403
BALANCE, END OF YEAR	$ 1,000	$ 555,733	$ 4,100,282

See accompanying notes to financial statements.

Statement of Cash Flows — Year Ended December 31, 2008

Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net cash received from parent company for operating activities	$ 559,940
Cash paid to suppliers	(306,118)
Interest income	18,505
Net cash provided by operating activities	272,327
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net cash remitted to parent company	(559,940)
Cash received from parent company	306,863
Net cash used in financing activities	(253,077)
NET INCREASE IN CASH AND CASH EQUIVALENTS	19,250
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,008,608
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,027,858

Reconciliation of Net Income to Net Cash Provided by Operating Activities:

Net income	$ 417,403
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in assets:	
Accounts receivable	(32,480)
Prepaid expenses	(36,393)
Increase (decrease) in liabilities:	
Accounts payable	(26,257)
Accrued vacations	(6,812)
Federal income tax payable	(46,803)
Deferred rent	3,669
Net cash provided by operating activities	$ 272,327

Supplemental Disclosure of Cash Flows Information:

All cash receipts from customers are deposited into accounts owned by the parent company and most expenditures are paid directly by the parent company.

See accompanying notes to financial statements.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Administrative Systems, Inc. (the Company) is located in Seattle, Washington. The Company is a subsidiary of National Financial Partners Corporation (NFP), a Delaware corporation. The Company was created on January 1, 2003, through a merger and simultaneous acquisition by NFP.

The Company is a third-party administrator for insurance companies throughout the United States and for Pennsylvania Mutual Funds. The Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) consider the Company a broker/dealer due to the Company's relationship with Pennsylvania Mutual Funds.

Summary of Significant Accounting Policies:

a. *Basis of accounting* – The financial statements of the Company have been prepared on the accrual basis of accounting.

b. *Cash and cash equivalents* – The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. *Accounts receivable* – The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts. Accounts are written off as uncollectible when management determines that collection of the balance is remote.

d. *Revenue recognition* – Service fee revenue is recognized as it is earned. Other revenue, such as commissions, is recognized when received. Use of this method does not result in a material difference from the accrual method required by generally accepted accounting principles.

e. *Use of estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Summary of Significant Accounting Policies (continued):

f. *Federal income taxes* — The Company is a member of a controlled group that files a consolidated income tax return. NFP has adopted a method for allocating current and deferred income tax expense to each member of the group included in its consolidated income tax return by applying SFAS No. 109, *Accounting for Income Taxes,* to each member as if it were a separate taxpayer. Therefore, the Company's tax provision is based on its taxable income only. In addition, deferred tax assets and liabilities are determined on the differences between the Company's financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

g. *Deferred rent* — The Company has entered into an operating lease agreement for its administrative and production office in Seattle that contains provisions for future rent increases. In accordance with generally accepted accounting principles, the Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent. For income tax purposes, deferred rent is not recognized and rent expense is recorded as per the terms of the lease agreement.

h. *Recent accounting pronouncements* – In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is applicable to the parent company and its adoption had no material effect on Administrative Systems, Inc.'s financial statements.

NOTE 2 — RETIREMENT PLAN:

The Company sponsors a defined contribution 401(k) profit-sharing plan for all employees meeting age and length of service requirements. Eligible employees may elect to defer up to statutory limits. The Company may make matching contributions of up to 25% of the first 6% of compensation that a participant contributes to the plan. The Company made matching contributions of $17,223 for the year ended December 31, 2008. Additional amounts may be contributed at the option of the Board of Directors. No additional amounts were contributed during the year ended December 31, 2008.

NOTE 3 — RELATED-PARTY TRANSACTIONS:

The Company and Balance Program, Inc. (BPI) have entered into a common paymaster agreement. Under this agreement, payrolls and related benefits for both companies are paid by BPI. The Company reimburses BPI for its portion of the payroll and related benefits.

The Company deposits payments from customers for service fees, and funds other than trust cash, into a bank account controlled solely by NFP. NFP provides cash funds as required for the operations of the Company.

NOTE 4 — COMMITMENTS:

The Company leases its office facility under an operating lease expiring January 2012. The facility lease provides for the Company to pay taxes, maintenance, insurance, and certain other operating expenses. The Company incurred rent expense of $162,065 for the year ended December 31, 2008.

Future minimum lease payments for the remaining term of the lease are as follows:

Years Ending December 31,	Amount
2009	$ 166,769
2010	175,143
2011	183,516
2012	15,351
	$ 540,779

NOTE 5 — NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $698,460, which was $448,460 in excess of the required minimum net capital of $250,000, and a net capital ratio of 1.35 to 1.

NOTE 6 — RESERVE REQUIREMENTS:

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At December 31, 2008, the Company had a balance of $9,969 in its special reserve account, and a required balance of $11,850.

NOTE 7 — CONCENTRATIONS OF CREDIT RISK:

A significant portion of the Company's revenue is dependent upon a few customers, the loss of which could have a material adverse effect on the Company. During the year ended December 31, 2008, one company accounted for approximately 68% of the Company's service fee revenue. Management believes the relationship with this company is stable and will continue.

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash and accounts receivable. The Company grants credit on an unsecured basis and controls credit risk on its accounts receivable through monitoring procedures.

The Company places its cash with high quality credit institutions. At times, such balances may be in excess of the Federal Deposit Insurance Corporation limit. The Company believes it is not exposed to any significant credit risk on its cash accounts.

NOTE 8 — CONTINGENCY:

In May 2008, the Company was served with a Class Action Complaint relating to a theft of a computer from the Company's offices alleging a violation of the Fair Credit Reporting Act. The Company, along with two insurers, reached a settlement that would result in a maximum exposure to the Company of $175,000. However, the Settlement Agreement is subject to Court approval, which has not yet occurred. Should the settlement not be approved, management intends to vigorously defend against any subsequent suit for damages. Since the outcome of the Court's review of the Settlement Agreement is not known, and the outcome of any potential subsequent litigation cannot be predicted by counsel, no liability has been included in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

Computation of Audited Net Capital Under Rule 15c3-1 Year Ended December 31, 2008

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 4,657,015
NON-ALLOWABLE ASSETS:	
Receivable from noncustomers	(284,284)
Other assets	(3,674,271)
NET CAPITAL	$ 698,460

Reconciliation of Unaudited Focus Report Net Capital to Audited Net Capital

Year Ended December 31, 2008

NET CAPITAL, AS REPORTED IN THE COMPANY'S	
PART II (UNAUDITED) FOCUS REPORT	$ 707,979
ADJUSTMENTS TO NONALLOWABLE ASSETS:	
Receivables from noncustomers	(475)
Other items	473
OTHER AUDIT ADJUSTMENT:	
Change to other liabilities	(9,409)
OTHER ITEM:	
Other adjustments	(108)
NET CAPITAL	$ 698,460

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Year Ended December 31, 2008

CREDITS	
Credit balances in firm accounts which are attributable to principal sales to customers	$ 11,286
DEBITS	-
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS REQUIRED TO BE ON DEPOSIT	$ 11,850
Total cash or qualified securities held in a "Special Reserve Bank Account" for exclusive benefit of customers	$ 9,969

Note: A reconciliation with the Company's computation of Reserve Requirements as reported was not prepared as there are no material deficiencies between the Company's computation of Reserve Requirements included in its unaudited Form X-17A-5 Part IIA and the computation contained herein.

Computation of Basic Net Capital Requirements — Year Ended December 31, 2008

AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 9,953
Payable to mutual funds and insurance companies	613,699
Accrued vacations	58,957
Federal income tax payable	219,409
Deferred rent	41,079
	$ 943,097
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital	$ 250,000
NET CAPITAL	$ 698,460
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.35 to 1

REPORT DESCRIBING ANY MATERIAL INADEQUACIES
FOUND TO EXIST OR FOUND TO HAVE EXISTED
SINCE THE DATE OF THE PREVIOUS AUDIT

Not Applicable

STATUS OF THE REMAINING ITEMS FOUND ON PAGE 2 OF THE
ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors	Not Applicable
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3	Not Applicable
(k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to the Methods of Consolidation	Not Applicable

LeMaster Daniels PLLC
Certified Public Accountants and Advisors

Bellevue
Boise
Grandview
Moses Lake
Omak
Othello
Quincy
Spokane
Tri Cities
Walla Walla
Wenatchee
Yakima

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Administrative Systems, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements and supplemental information of Administrative Systems, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession, or control of all fully paid, and excess margin securities of customers, as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

LeMaster & Daniels PLLC

Bellevue, Washington
February 23, 2009